SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: January, 2017	Commission File Number: 002-09048
THE BANK OF NOVA SCOTIA
(Name of registrant)

44 King Street West, Scotia Plaza 8th floor, Toronto, Ontario, M5H 1H1
Attention: Secretary's Department (Tel.: (416) 866-3672)

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F        Form 40-F    X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia's registration statements on Form S-8 (File No. 333-199099), Form F-3 (File No. 333-185049), and Form F-3 (File No. 333-200089) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
THE BANK OF NOVA SCOTIA

Date: January 10, 2017	By:	/s/ Shane Dolgin
Name: Shane Dolgin
Title: Senior Vice President of Public, Corporate and Government Affairs, Scotiabank

EXHIBIT INDEX
Exhibit	Description of Exhibit

99.1	NOTICE OF PURCHASE BY WAY OF PRIVATE AGREEMENT